Exhibit 99.1



Opening doors to the future®

Press Release

DENVER, CO – April 29, 2026

Contact: Trent Trujillo
Email: ttrujillo@udr.com

UDR, INC. ANNOUNCES FIRST QUARTER 2026 RESULTS
AND UPDATES FULL-YEAR 2026 GUIDANCE RANGES

UDR, Inc. (the "Company") (NYSE: UDR), announced today its first quarter 2026 results. Net Income, Funds from Operations ("FFO"), and FFO as Adjusted ("FFOA") per diluted share for the quarter ended March 31, 2026, are detailed below.

Metric	Quarter Ended March 31				
	1Q 2026 Actual	1Q 2026 Guidance	1Q 2025 Actual	$ Change vs. Prior Year Period	% Change vs. Prior Year Period
Net Income per diluted share	$0.57	$0.11 to $0.13	$0.23	$0.34	148%
FFO per diluted share	$0.63	$0.61 to $0.63	$0.58	$0.05	9%
FFOA per diluted share	$0.62	$0.61 to $0.63	$0.61	$0.01	2%

Same-Store ("SS") results for the first quarter 2026 versus the first quarter 2025 and the fourth quarter 2025 are summarized below.

SS Growth / (Decline)	Year-Over-Year ("YOY"): 1Q 2026 vs. 1Q 2025	Sequential: 1Q 2026 vs. 4Q 2025
Revenue	0.9%	(0.4)%
Expense	4.4%	5.7%
Net Operating Income ("NOI")	(0.8)%	(3.2)%

During the first quarter, the Company,

- Completed the sales of four apartment communities with a combined 1,159 apartment homes for gross proceeds totaling $362.0 million.

- Received approximately $138.9 million in proceeds from the full repayment of two Debt and Preferred Equity investments.

- Repurchased approximately 2.8 million shares of its common stock at a weighted average share price of $36.27 for total consideration of approximately $100.0 million.

Subsequent to quarter-end, the Company,

- Repurchased approximately 1.4 million shares of its common stock at a weighted average share price of $35.01 for total consideration of approximately $50.0 million. Since recommencing share repurchases in September 2025, the Company has repurchased approximately $268.0 million of its common stock.

- Acquired a 232-apartment home community located in Portland, OR. This investment was previously recognized as part of the Company's Debt and Preferred Equity program.

- Announced, concurrent with this earnings release, the commencement of a monthly common stock dividend, beginning with the dividend payable in July 2026.

- Earned the distinction of being named a Top Workplace by USA Today for the second consecutive year.

"First quarter Same-Store and FFOA per diluted share results aligned with our expectations, and we adhered to our capital allocation heatmaps to create shareholder value by selling assets at compelling valuations and repurchasing our stock. In addition, I am excited to announce that UDR has become the first residential REIT to offer monthly dividends. This strategic pivot in dividend policy is consistent with our effort to expand access to capital. Our responsiveness to growing interest in monthly cash distributions is emblematic of UDR's culture of innovation and long-term value creation," said Tom Toomey, UDR's Chairman, President, and CEO.

Outlook[1]

As shown in the table below, the Company has established the following guidance ranges for the second quarter of 2026 and has updated full-year 2026 guidance ranges.

	1Q 2026 Actual	2Q 2026 Outlook	Prior Full-Year 2026 Outlook	Updated Full-Year 2026 Outlook	Full-Year 2026 Midpoint (Change)
Net Income per diluted share	$0.57	$0.12 to $0.14	$0.45 to $0.55	$0.91 to $1.01	$0.96 (+$0.46)
FFO per diluted share	$0.63	$0.62 to $0.64	$2.47 to $2.57	$2.48 to $2.58	$2.53 (+$0.01)
FFOA per diluted share	$0.62	$0.62 to $0.64	$2.47 to $2.57	$2.47 to $2.57	$2.52 (unch)
YOY Growth:					
SS Revenue	0.9%	N/A	0.25% to 2.25%	0.25% to 2.25%	1.25% (unch)
SS Expense	4.4%	N/A	3.00% to 4.50%	3.00% to 4.50%	3.75% (unch)
SS NOI	(0.8)%	N/A	(1.00)% to 1.25%	(1.00)% to 1.25%	0.125% (unch)

[1] Additional assumptions for the Company's second quarter and full-year 2026 outlook can be found on Attachment 13 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of GAAP Net Income per diluted share to FFO per diluted share and FFOA per diluted share can be found on Attachment 14(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 14(A) through 14(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

Operating Results

In the first quarter, total revenue increased by $3.9 million YOY, or 0.9 percent, to $425.8 million. This increase was primarily attributable to growth in revenue from Same-Store and acquired communities, partially offset by declines in revenue from property dispositions.

"2026 has started as expected, and our results align with guidance and our focus on maximizing revenue growth," said Mike Lacy, UDR's Chief Operating Officer. "I am pleased with the progress our teams have made in driving increased innovation income, which includes a variety of services and amenities desired by our residents, and achieving all-time Company high levels of resident retention."

In the tables below, the Company has presented year-over-year and sequential Same-Store results by region.

Summary of Same-Store Results in the First Quarter 2026 versus the First Quarter 2025

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	2.7%	8.0%	0.7%	32.4%	96.9%	(0.3)%
Northeast	2.1%	4.7%	0.6%	19.7%	96.8%	(0.5)%
Mid-Atlantic	0.5%	4.8%	(1.5)%	19.1%	96.3%	(1.3)%
Southeast	(1.8)%	2.6%	(3.9)%	12.9%	96.2%	(0.8)%
Southwest	(1.7)%	(0.8)%	(2.2)%	10.9%	96.9%	(0.4)%
Other Markets	(0.4)%	3.1%	(1.7)%	5.0%	95.8%	(0.5)%
Total / Weighted Average	**0.9%**	**4.4%**	**(0.8)%**	**100.0%**	**96.6%**	**(0.6)%**

[1] Based on 1Q 2026 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.
[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results in the First Quarter 2026 versus the Fourth Quarter 2025

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	(0.3)%	5.9%	(2.6)%	32.4%	96.9%	0.0%
Northeast	(0.3)%	10.2%	(5.6)%	19.7%	96.8%	0.0%
Mid-Atlantic	(0.1)%	8.5%	(3.9)%	19.1%	96.3%	(0.4)%
Southeast	(1.1)%	1.4%	(2.3)%	12.9%	96.2%	(0.5)%
Southwest	(0.5)%	(0.1)%	(0.8)%	10.9%	96.9%	(0.5)%
Other Markets	(0.7)%	0.8%	(1.3)%	5.0%	95.8%	(0.7)%
Total / Weighted Average	**(0.4)%**	**5.7%**	**(3.2)%**	**100.0%**	**96.6%**	**(0.3)%**

[1] Based on 1Q 2026 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.
[2] Weighted average Same-Store physical occupancy for the quarter.

Transactional Activity
Leveraging the Company's collaborative and data-driven approach to capital allocation and disciplined perspective on risk-adjusted sources and uses of capital, the following transactions were completed:

- During the quarter, the Company completed the sales of four apartment communities, one located in each of Baltimore, Denver, Seattle, and Tampa, with a combined 1,159 apartment homes for gross proceeds totaling $362.0 million.

- During the quarter, the Company received proceeds of approximately $138.9 million from the full repayment of two Debt and Preferred Equity investments.

- Subsequent to quarter-end, the Company acquired a 232-apartment home community located in Portland, OR, in connection with the liquidation of the Company's interest in a Debt and Preferred Equity joint venture. As a result, the Company began consolidating the community.

Capital Markets and Balance Sheet Activity

During the quarter and subsequent to quarter-end, the Company repurchased approximately 4.2 million shares of its common stock at a weighted average share price of $35.84 for total consideration of approximately $150.0 million. Since recommencing share repurchases in September 2025, the Company has repurchased approximately 7.4 million shares of its common stock at a weighted average share price of $35.96 for total consideration of approximately $268.0 million.

The Company's total indebtedness as of March 31, 2026, was $5.7 billion at a weighted average interest rate of 3.4 percent, with $355.0 million, or 6.6 percent of total consolidated debt, maturing through the rest of 2026, including principal amortization and excluding amounts on the Company's line of credit, commercial paper program, and working capital credit facility. As of March 31, 2026, the Company had approximately $1.1 billion in liquidity through a combination of cash and undrawn capacity on its credit facilities. Please see Attachment 13 of the Company's related quarterly Supplement for additional details regarding investment guidance.

In the table below, the Company has presented select balance sheet metrics for the quarter ended March 31, 2026, and the comparable prior year period.

Balance Sheet Metric	Quarter Ended March 31		
	1Q 2026	1Q 2025	Change
Weighted Average Interest Rate	3.4%	3.4%	0.0%
Weighted Average Years to Maturity	4.3	4.9	(0.6)
Consolidated Fixed Charge Coverage Ratio	4.8x	5.0x	(0.2)x
Consolidated Debt as a percentage of Total Assets	32.0%	32.8%	(0.8)%
Consolidated Net Debt-to-EBITDAre – adjusted for non-recurring items[1]	5.6x	5.7x	(0.1)x

(1) A reconciliation of GAAP Net Income per share to EBITDAre - adjusted for non-recurring items and GAAP Total Debt to Net Debt can be found on Attachment 4(C) of the Company's related quarterly Supplement.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the first quarter 2026 in the amount of $0.435 per share, representing a 1.2 percent increase over the comparable period in 2025. The dividend will be paid in cash on April 30, 2026, to UDR common shareholders of record as of April 15, 2026. The first quarter 2026 dividend will represent the 214th consecutive quarterly dividend paid by the Company on its common stock.

Concurrent with this earnings release, the Company announced in a separate press release the commencement of monthly common stock dividends, beginning with the dividend payable in July 2026. This enhanced frequency, compared to the previous quarterly dividend, provides shareholders with more consistent distributions that better align with the timing of the Company's rental receipts. The Company's Board of Directors declared dividends on its common stock for the second quarter of 2026 in the amount of $0.145 per share per month, payable in cash on the payment dates set forth in the table below to UDR shareholders of record as of the close of business on the corresponding record date in the table below. The monthly dividend reflects an annualized dividend amount of $1.74 per share of common stock.

Record Date	Payment Date	Amount
July 17, 2026	July 31, 2026	$0.145 per common share
August 17, 2026	August 31, 2026	$0.145 per common share
September 15, 2026	September 30, 2026	$0.145 per common share
Total Dividends for 2Q 2026	**-**	**$0.435 per common share**

Board of Directors

As part of the Board of Directors' long-term succession plan with respect to director refreshment, and as previously announced, the Company appointed Ellen M. Goitia to its Board of Directors in January 2026. Ms. Goitia has over three decades of expertise in accounting, finance, and corporate governance, having served KPMG in various senior leadership roles including the partner-in-charge of the Chesapeake Business Unit Audit practice.

Subsequent to quarter-end, the Company announced that Katherine "Katie" A. Cattanach and Diane M. Morefield will not stand for re-election at the Company's upcoming annual shareholder meeting. UDR and the Board express their gratitude for Ms. Cattanach and Ms. Morefield's service as stewards who helped oversee the Company's growth.

Corporate Responsibility

Subsequent to quarter-end, the Company earned the distinction of being named a Top Workplace by USA Today for the second consecutive year.

Supplemental Financial Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the new Investor Relations section of the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 12:00 p.m. Eastern Time on April 30, 2026, to discuss first quarter 2026 results as well as high-level views for 2026. The webcast will be available on the new Investor Relations section of the Company's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through May 7, 2026, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13759918, when prompted for the passcode. A replay of the call will also be available on the new Investor Relations section of the Company's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

The full text of the earnings report and related quarterly Supplement will be available on the new Investor Relations section of the Company's website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "outlook," "guidance," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, the impact of tariffs, geopolitical tensions, conflicts and wars, government shutdowns, and changes in immigration, elevated interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and Debt and Preferred Equity Program investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.
UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of March 31, 2026, UDR owned or had an ownership position in 59,782 apartment homes, including 300 apartment homes under development. For over 53 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents, and the highest quality experience for Associates.